                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

 CONCLUSION OF AN AGREEMENT WITH PARTICIPATION IN THE PROJECT OF THE DEVELOPMENT
        OF NICKEL MINE AND BUILDING A PROCESSING PLANT IN NEW CALEDONIA

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 11, 2005


Commission File Number 09929

                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F __X__ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes___ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

                                               MITSUI & CO., LTD.

                                     By:   /s/ Kazuya Imai
                                         ---------------------------------------
                                         Name: Kazuya Imai
                                        Title: Senior Executive Managing Officer
                                               Chief Financial Officer


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                                                                  April 11, 2005
                                                               Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

CONCLUSION OF AN AGREEMENT WITH PARTICIPATION IN THE PROJECT OF THE DEVELOPMENT OF NICKEL MINE AND BUILDING A PROCESSING PLANT IN NEW CALEDONIA

Sumitomo Metal Mining Co., Ltd. (Sumitomo) and Mitsui & Co., Ltd. (Mitsui) (Sumitomo and Mitsui, collectively referred to as the "Japanese Consortium") jointly announced on April 8 (French time) that they have concluded an agreement with participation in the Goro Nickel Development Project ("Goro Nickel Project", total project cost: approximately US$1.88 billion), which is being promoted by Inco Limited (Inco) in New Caledonia.

 The Japanese Consortium had been negotiating with Inco on the details of terms and conditions since a Memorandum of Understanding (MOU) was signed in October, 2004.

 The Japanese Consortium has formed a new company, 'Sumic Nickel Netherlands b.v.(SUMIC)', in Netherlands, (Sumitomo:52.38%, Mitsui:47.62%) for the purpose of investing in Goro Nickel Project.
 The Japanese Consortium participated in the Goro Nickel Project by acquiring an ownership interest of Goro Nickel S.A., the project company for the Goro Nickel Project, through SUMIC who acquired a 21% ownership interest of Goro Nickel S.A. SUMIC is also required to provide its pro-rate share of the funding required to complete the project.

 As a result of this acquisition, the Japanese Consortium will have the right to purchase its pro-rate share of nickel and cobalt products.

The Goro Nickel Project is a large-scale project that will use a hydrometallurgical process technology ("HPAL Project") which has received a great deal of industry attention. The Goro Nickel Project is expected to have a very extensive nickel resource and its operations are currently scheduled to continue a very long period of time. The Goro Nickel Project will produce about 60,000 metric tonnes of nickel as nickel oxide and between 4,000 and 5,000 metric tonnes of cobalt as cobalt carbonate with mining and treating about 4 million tonnes of ore per year in and after the autumn in 2007 when the processing plant construction have been completed.

 Sumitomo disclosed in its mid-term business plan that it regards resource and metal business as its core business. In order to achieve its goal of being a major player in non-ferrous business within ten years, Sumitomo is making a consistent effort to acquire valuable nickel business resources, such as the Coral Bay Nickel Project, Philippines (Mitsui's ownership interest 18%), which produces nickel-cobalt mixed sulfide at its refinery. Sumitomo believes that the foundation of Sumitomo's nickel business will be strengthened by its participation in the Goro Nickel Project.

 Investment in mineral resources business is one of the core strategies in Mitsui's medium term business plan ending March 2006. Mitsui believes that participation in the Goro Nickel Project will contribute to the diversification of its portfolio in mineral resources business and the reinforcement of the basis for future earnings.

Growth of world nickel demand is expected to remain stable due to the growth of IT industry and stainless steel in Asia, particularly China, and there is an urgent need to cope with such growth. Both Sumitomo and Mitsui believe that the participation in the Goro Nickel Project will strengthen the foundation of the nickel supply framework, not only to the domestic market, but also to foreign countries, centered around South East Asia. Sumitomo will make an effort to secure the stable resource and to reinforce the ability of refining, and Mitsui will focus on building up nickel supply system on Asia market in which nickel demand is expected to show a stable growth. The Japanese Consortium will endeavor to expand and enforce mineral resources business continuously.


                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.
                                            Corporate Communications Division
                                              Tel: +81-3-3285-7564
                                            Investor Relations Division
                                              Tel: +81-3-3285-7910